UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

DS Healthcare Group, Inc.

(Exact name of registrant as specified in its charter)

Florida	333-195344	20-8380461
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation)		Identification No.)

1601 Green Road

Pompano Beach, FL 33064

(Address of principal executive offices, with zip code)

888-404-7770

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE CHIEF EXECUTIVE OFFICER AND MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on April 22, 2016 of the common and preferred stock of DS Healthcare Group, Inc., a Florida corporation (the "Issuer"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement will be first mailed to the Company’s stockholders on or about April 22, 2016.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement"), is being circulated to the shareholders of DS Healthcare Group, Inc., a Florida corporation, in connection with a change in control of the Company as described more fully below, which resulted in a change of management of the Company.  DS Healthcare Group, Inc.. (hereinafter the “Company” or “Issuer”) is a reporting company pursuant to the Exchange Act of 1934, as amended.  The common stock of DS Healthcare Group, Inc. trades on the Nasdaq Capital Markets.

CHANGE OF CONTROL

The Registrant’s founder and largest shareholder obtained beneficial voting interest of a majority of outstanding shares in the Company.  A proxy notice was filed on April 4, 2016.  The controlling shareholder and founder then terminated the Board of Directors and Chief Executive Officer.  The terminated Board and former CEO then filed a complaint in federal court for a temporary restraining order and injunction against the Founder, Daniel Khesin, in which they accused Daniel Khesin of illegal actions, illegally seizing control of company, including market manipulation and accounting fraud, all of which Mr. Khesin denies. The complaint also requested a court appointed monitor to perform the Board of Directors function. Shareholders signed voting transfer agreements to provide Mr. Khesin with majority vote to regain control of the Company to resume normal business operations and restore investor confidence.  On April 15, 2016, the Court denied the temporary restraining order and held that Daniel Khesin was the controlling shareholder.  Pursuant to his controlling shareholder status, Mr. Khesin terminated the Board of Directors and as the sole remaining director, Daniel Khesin, agreed to act as the President, interim Chief Executive Officer and as controlling shareholder, and further agreed to appoint three new board members.

The Court Order is included as Exhibit 1 to this Information Statement.

CHANGE IN MAJORITY OF DIRECTORS

In connection with the Controlling Interest, the Registrant's sole remaining director, Daniel Khesin, has agreed to appoint Myron Lewis, Yashuhiro Fujiwara and Elina Yuabov, Esq.as directors.  The new Directors will be effective upon the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about April 22, 2016. The 10-day Period is expected to conclude on or about May 2, 2016.

Further information about the Registrant’s new directors may be found below in the section titled “Executive Officers and Directors” in this Schedule 14f-1.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Change in Management and contains certain biographical and other information concerning the Registrant’s new directors as a result of the change in Control.  Additional information about the Change in Management will be provided in the Company’s Current Report on Form 8-K to be filed no later than May 2, 2016, the date the new Board of Directors is effective.  All of the Registrant’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant's executive officers and directors, including their ages:

Name	Age	Position
Daniel Khesin	36	Director, President, Interim Chief Executive Officer, Secretary and Treasurer
Myron Lewis	83	Director
Yasuhiro Fujiwara	51	Director
Elina Yuabov, Esq.	28	Director

Myron Lewis, is co-founder and CEO of MU-Vision, Inc, Mr. Lewis is responsible for setting the overall direction and product strategy of the Company which is involved in the development of systems able to identify nuclear bombs and shielded radioactive materials in cargo carriers.  He was president of KeyGen Corp. where he directed the operation of its Automatic Synchronized Key Generator ™ for generating keys to be used with encrypting applications.  He served as the Vice President of GOOD NEWS! Public Relations as a director of its High Tech and Industrial Division.  He was Director of Product Development for a company in the industrial group of White Consolidated Industries (now A.B. Electrolux). Overall,  Mr. Lewis has over fifty years of experience in many areas of applied science: Computer Science and Software; Computer Systems and Security; Network and Satellite Communications; Electronics; Machine Tools and Automation; Materials Fabrication; Fiber Optics; Process Control Instrumentation; Laboratory Astrophysics; Plasma Physics; Nuclear Physics; and Aerodynamics. Mr. Lewis has over 40 years of experience as Manager/Vice President/President/Founder/CEO of various companies in Technology, Marketing, Communications/Public Relations, Applied Research, Defense (US Government) and Manufacturing.  Mr. Lewis earned a B.S. in Physics from Carnegie Mellon University in 1954 and received his M.S. in Physics from Suffolk University in 1970.

Yasuhiro Fujiwara, is founder and CEO of Asia Principal Investment and Advisory Ltd. from May 2015 through the present.  He was head of equities Asia ex-Japan and Head of Equity Derivatives Trading Asia Pacific, Nomura Int’l (HK), Asia ex-Japan executive committee member.  Mr. Fujiwara served as Co-Head of Global Markets & Head of Equities Asia Pacific, Bank of America Merrill Lynch December 2007 –January 2012 (in Hong Kong), Board of Director of Merrill Lynch Japan Securities Co., Ltd. During the late 1990’s, Mr. Fujiwara was head of equities trading at UBS Tokyo and in the early 1990s, he was an equities derivatives trader in Tokyo and Hong Kong.  Overall, Mr. Fujiwara has 25 years of investment banking and capital markets industry experience in Asia Pacific equities, Fixed Income, currency and commodities in global financial institutions.  Mr. Fujiwara focused on corporate governance and control in his senior management experiences and has served on various executive committees, corporate board of director positions in multiple global organizations.  He received his BA in Law from Waseda University in Tokyo Japan in March 1990.

Elina Yuabov, Esq. is currently TD Securities (USA) LLC as an Associate, Global Counterparty Credit-Global Counterparty Management since August 2013.  Prior to August 2013, Ms. Yuabov was legal consultant, Dodd-Frank Title VII Derivatives Regulation where she was served as ISDA Dodd-Frank Protocol Team Leader, responsible for the management of the daily tasks of eleven secondees and served as a liaison between the banks and the Team.  Ms. Yyabov is a 2007 graduate of Italian language and culture from Universita per Stranieri Di Perugia, Italy.  She earned her B.A. in History in 2009 from City University of New York and her law degree from St. John’s University School of Law in 2012.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

As of the filing of this Schedule 14f-1, the Registrant does not have a separately designated standing audit committee. Accordingly, the Registrant has not yet appointed an audit committee financial expert.

RISK OVERSIGHT PROCESS

Prior to the filing of this Schedule 14f-1, Daniel Khesin became the sole remaining director as a result of the termination of the Board of Directors and the Court Order confirming his control of the Corporation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or transactions between the Registrant and any of the proposed directors or executive officers.

As of the filing of this Schedule 14f-1, the Registrant does not have a written policy setting forth the policies and procedures for the review and approval or ratification of related-person transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2015, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

LEGAL PROCEEDINGS

The Registrant is not aware of any current legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

The former Board of Director members and the former chief executive officer filed for a Temporary Restraining Order and civil action on behalf of the Corporation against Daniel Khesin as a result of his gaining control of the Company.    On April 15, 2016, the Court held that Daniel Khesin controlled the company and terminated the legal action.  On April 20, 2016, the Company voluntarily terminated the cross claim filed in United States District Court for the Southern District of Florida, Case No.  16-CIV-60661.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the Board of Directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any new employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's new Board members.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant's authorized capital stock consists of 22,148,675 common shares $0.01 par value per share issued and outstanding.  Due to the public dispute between the controlling shareholder, Daniel Khesin, and the former Board of Directors and former CEO, NASDAQ halted trading in the stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our common stock as of  April 15, 2016 by (1) the Controlling Shareholder, Director and interim Chief Executive Officer, individually, and (2) all persons who beneficially own more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on  22,148,675 shares of our common stock issued and outstanding as of December 22, 2015 as per the prospectus filed on December 22, 2015. “Beneficial ownership” means more than ownership in the usual sense as set forth under the rules of the Exchange Act. For example, a person has beneficial ownership of a share not only if the person owns it in the usual sense, but also if the person has the power to vote, sells or otherwise dispose of the share.

Unless otherwise noted, the address of the following persons listed below is c/o DS Healthcare Group, Inc., 1601 Green Road, Pompano Beach, FL  33064.

		Ownership		Voting Shares
Name of Director or Executive Officer		Shares	%	Shares	%
Daniel Khesin		4,211,173[1]	19%	12,467,157	56%

Frigate Ventures LP, Admiralty Advisors LLC Bruce R. Winston 9950 Berkshire Lane, Dallas, TEX 75225 M5V Advisors Inc. Adam Spears Moaz Kassam 111 Peter Street, Suite 904
Toronto, ON M5V 2H1	Aggregate			1,473,643	6.7%

———————

1

825,000 of these shares are collateralized and may not be votable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DS Healthcare Group Corp.

Date: April 22, 2016	By:	/s/ Daniel Khesin
Daniel Khesin Title: President